# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silence Therapeutics plc, CIK 0001479615
CUSIP: G8128Y157
Title of class of securities: Ordinary Shares, par value GBP 0.05 per share (the "Shares")
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000908834-24-000337
Filed by CIK 0001491719

## Reporting persons
- Lombard Odier Asset Management (USA) Corp: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,713,627; sole dispositive power 0; shared dispositive power 10,713,627; aggregate amount beneficially owned 10,713,627 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Silence Therapeutics plc
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom, W14 8TH

## Item 2. Person Filing
Name of person filing: This statement is filed by Lombard Odier Asset Management (USA) Corp (the "Investment Advisor"), with respect to ADSs (as defined in Item 4) held by 1798 Volantis Fund Ltd, 1798 UK Small Cap Best Ideas Fund Ltd and one or more managed accounts. The Investment Advisor serves as the investment advisor to each of the foregoing.
Address of principal business office or, if none, residence: The address of the principal business office of the Investment Advisor is 452 Fifth Avenue, 25th Floor, New York, NY 10018.
Citizenship: The Investment Advisor is a corporation organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date of the event which requires the filing of this statement, the Investment Advisor beneficially owns an aggregate of 10,713,627 Shares, consisting of 3,571,209 American Depositary Shares ("ADSs"), each of which represents, and at the holder's option is convertible into, three Shares.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 141,644,488 Shares issued and outstanding as of September 30, 2024, as disclosed in the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 14, 2024.
Percent of class: 7.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,713,627
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,713,627

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lombard Odier Asset Management (USA) Corp: /s/ Elyse Strauss, Authorized Signatory (02/11/2025)